SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13G

        Information to be included in statements filed persuant to Rules 13d-1(b) and (c) and admendments thereto filed pursuant to 13d-2(b).


(Amendment No. 2 )*






                         SYNCRONYS SOFTCORP
                             (Name of Issuer)


                            Common Stock
                      (Title of Class of Securities)


                             871578100
                              (CUSIP Number)










*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)




                     (Continued on following pages(s))


                             Page 1 of 8 Pages

                               As of 6-30-98


CUSIP No. 871578100 (SYCR)         13 G                   Page 2 of 8 Pages
                                                              As of 6-30-98



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers and Company, Inc.
               IRS ID 336-2666070

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               An Illinois Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5,6,7 AND 8)

5.   SOLE VOTING POWER

          None

6.   SHARED VOTING POWER

          Less than 5%


7.   SOLE DISPOSITIVE POWER

          Less than 5%

8.   SHARED DISPOSITIVE POWER

          None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less than 5%

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less than 5%

12.  TYPE OF REPORTING PERSON

          IA, CO





CUSIP No.   871578100 (SYCR)       13 G                  Page 3 of  8 Pages
As of 6-30-98



1.   NAME OF REPORTING PERSON

               Henry G. Van der Eb, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               Not Applicable

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5,6,7 AND 8)

5.   SOLE VOTING POWER

          Less than 5%


6.   SHARED VOTING POWER

          Less than 5%


7.   SOLE DISPOSITIVE POWER

          Less than 5%


8.   SHARED DISPOSITIVE POWER

          None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less than 5%


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less than 5%


12.  TYPE OF REPORTING PERSON

          HC, IN




CUSIP No.  871578100 (SYCR)        13 G                   Page 4 of 8 Pages
                                                              As of 6-30-98



1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mathers Fund, Inc.
               IRS ID #36-2554362


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               Not Applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON (ITEMS 5, 6, 7 AND
8)

5.   SOLE VOTING POWER

          Less than 5%

6.   SHARED VOTING POWER

               0

7.   SOLE DISPOSITIVE POWER

               0

8.   SHARED DISPOSITIVE POWER

               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less than 5%

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less than 5%

12.  TYPE OF REPORTING PERSON

               IV, CO







CUSIP No. 871578100 (SYCR)                13G             Page 5 of 8 Pages
                                                              As of 6-30-98



Item 1(a)      Name of Issuer:

               SYNCRONYS SOFTCORP

Item 1(b)      Address of Issuer's Principal Executive Offices:

               3958 Ince Boulevard
               Culver City, CA  90232

Item 2(a)      Name of Persons Filing:

               Mathers and Company, Inc. ("Mathers");
               Henry G. Van der Eb, Jr.;
               Mathers Fund, Inc. ("Mathers Fund")

Item 2(b)      Address of Principal Business Office:

               100 Corporate North, Suite 201
               Bannockburn, IL 60015

Item 2(c)      Citizenship:

               Mathers and Company, Inc. - An Illinois corporation Henry G. Van der Eb, Jr. - U.S.A.
               Mathers Fund, Inc. - A Maryland corporation

Item 2(d)      Title of Class of Securities:

                       Common Stock

Item 2(e)      CUSIP Number:

                       871578100 (SYCR)

Item 3. This statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) by Mathers, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, and by Mathers Fund, an open-end investment company registered under the Investment Company Act of 1940 which is managed by Mathers, and by Mr. Van der Eb. Mr. Van der Eb is the President, Director and controlling shareholder of Mathers. Mr. Van der Eb disclaims beneficial ownership of all such shares held by advisory accounts of Mathers. Mr. Van der Eb is also the Chairman and a Director of the Mathers Fund.












Cusip No. 871578100 (SYCR)        13G                     Page 6 of 8 Pages
                                                              As of 6-30-98



Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                       See No. 9, Pages 2, 3 & 4


               (b) Percent of Class:

                    See No. 11, Pages 2, 3 & 4

               (c) Number of shares as to which such person has:
                    See No. 7, Pages 2, 3 & 4

                      (i) sole power to vote or to direct the vote
                          See No. 7, Pages 2, 3 & 4

                    (ii) shared power to vote or to direct the
                          vote NONE

                    (iii) sole power to dispose or to direct the
                          disposition of  See No. 9, Pages 2 & 3

                     (iv) shared power to dispose or to direct the
                          disposition of NONE

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class
     of securities, check the following:   [ X ]


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Mr. Van der Eb, an individual, is the controlling shareholder of Mathers, a registered investment adviser.













Cusip No. 871578100 (SYCR)        13G                     Page 7 of 8 Pages
                                                              As of 6-30-98



Item 8.   Identification and Classification of Member of the Group.

          Not Applicable.



Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   MATHERS AND COMPANY, INC.



/s/HENRY G. VAN DER EB, JR.        By:/s/HENRY G. VAN DER EB, JR.
Henry G. Van der Eb, Jr.              Henry G. Van der Eb, Jr.
    Individually                      President

                                   MATHERS FUND, INC.



                                   By:/s/HENRY G. VAN DER EB, JR.
DATE:  July 10, 1998                  Henry G. Van der Eb, Jr.
                                      Chairman








Cusip No. 871578100 (SYCR)         13G                    Page 8 of 8 Pages
                                                              As of 6-30-98



                                                                  EXHIBIT A




                          JOINT FILING AGREEMENT

     Each of the undersigned parties hereby agrees to the joint filing of a statement of beneficial ownership on Schedule 13G to satisfy the separate reporting obligations of each of them pursuant to Rule 13d-1(b), promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of Sycronys Softcorp
(SYCR) which are held by certain investment advisory accounts managed by Mathers and Company, Inc. It is agreed that such statement shall be deemed filed on behalf of each of such parties, but this agreement shall not be construed as creating responsibility by any party for the completeness and accuracy of any information contained in such statement concerning the other parties.



Dated:  July 10, 1998


                              /s/HENRY G. VAN DER EB, JR.
                              Henry G. Van der Eb, Jr.,Individually


                              MATHERS AND COMPANY, INC.



                              By:/s/HENRY G. VAN DER EB, JR.
                                 Henry G. Van der Eb, Jr.,President


                              MATHERS FUND, INC.



                              By: /s/ HENRY G. VAN DER EB, JR.
                                 Henry G. Van der Eb, Jr., Chairman